P&O Princess Cruises plc (the Company)
On 24 July 2002, the Company announced a recommended dividend of 3 US cents per ordinary share payable in cash in US dollars or sterling on 17
September 2002 to shareholders on the register at close of business on 16 August 2002. In the absence of instructions or elections to the contrary, holders of ordinary shares on the register will automatically receive dividends in sterling. Holders of the Company's
ADRs will receive a dividend of 12 US cents per ADR, payable in US dollars.
Dividends payable in sterling will be converted from US dollars at the exchange rate at 11.00 BST on 2
September 2002 (GBP1 = US$1.5493). Accordingly, the amount payable in sterling on 17 September 2002 will be approximately 1.9364 pence per share.